FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549



          REPORT OF FOREIGN ISSUER


          Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934



          For January 13, 1998
              January 20, 1998
              January 27, 1998


          NAM TAI ELECTRONICS, INC.
          (Registrant's name in English)




          Unit 9, 15/F, Tower 1
          China Hong Kong City, 33 Canton Road
          TST, Kowloon, Hong Kong

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

          NAM TAI ELECTRONICS, INC. ANNOUNCES
                STOCK REPURCHASE PROGRAM

VANCOUVER, CANADA January 13, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF) today announced that its Board of Directors has approved a stock repurchase program to buy-back up to an aggregate of 1,000,000 Common Shares in the open market from time to time at prevailing market prices.

The repurchase program is expected to continue for a three month period in accordance with SEC Rule 10b-18, unless extended or shortened by the Board of Directors. The Company plans to use existing cash balances to finance the repurchases. "Based on current market prices, considering cash on hand and book value per share, we believe that recently our stock price may have been negatively impacted by the worldwide currency turmoil. To demonstrate our confidence that the 'Asian Flu' will not affect the underlying business, the Company is instituting a repurchase program. The possible effect of any devaluation of Hong Kong or China's currencies will reduce costs for the Company," said Mr. M.
K. Koo, Chairman of the Company. "Nam Tai continues to maintain solid profitability and we do not expect this program will impair our ability to expand our business through internal growth and acquisition" he commented.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause such a difference include, but are not necessarily limited to, those discussed in the companies reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1996.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -end-

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com


          NAM TAI ELECTRONICS, INC. ANNOUNCES
                     CORPORATE NEWS

VANCOUVER, CANADA January 20, 1998 -- Nam Tai Electronics, Inc.
("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF, NTAWF) announced the following corporate news:

CFO APPOINTMENT
The Company welcomes Mr. Allan V. Parkin as Chief Financial Officer. Mr. Parkin is based in Vancouver, Canada and is responsible for the management and direction of the financial and administrative affairs of the Nam Tai group of companies. He has served in senior finance roles with high growth manufacturing operations for the past ten years. Mr. Parkin obtained his C.I.M.A. designation in 1975, his M.B.A. from Cranfield University, U.K. in 1978, and his C.M.A. designation in 1984.

"After an intensive search with the assistance of three professional executive search firms, we are pleased to have Mr. Parkin join our multinational management team as Chief Financial
Officer. We hope that his background and qualifications will be an asset to our corporation," commented Mr. M. K. Koo, Chairman of the Company. Mr. Parkin, accompanied by Mr. M. K. Koo, will travel to China and Hong Kong in the near future to visit the Company's operations in order for him to gain a better understanding of the Nam Tai group.

UPDATE ON STOCK REPURCHASE PROGRAM
As of January 19, 1998 the Company had repurchased 3,366 common shares at an average price of $15.16 per share in the Nasdaq
National Market. On January 13, 1998 the Company announced its intention to repurchase up to 1,000,000 common shares over the next three months, unless extended or shortened by the Board, from time to time at prevailing market prices in accordance with Rule 10b-18.

ASIAN CURRENCY DEVALUATIONS
The Company reiterates its confidence that the 'Asian Flu' will not affect its business. While the Governments of Hong Kong and China have indicated they will support their currencies, there continues to be increasing pressure for a devaluation as they are in the middle of a region that has gone through extraordinary market volatility. Possible devaluations of the currencies of Hong Kong and China would benefit the Company by reducing expenses when translated into U.S. dollars.

Nam Tai's two major competitors have already transferred their principle manufacturing operations to China. As such, currency devaluations in other Asian countries do not impact the Company's position relative to its competitors which are located in the same country. Currency devaluations in China would result in lower production costs for both Nam Tai and its competitors resulting in neither a competitive advantage nor a disadvantage for the Company.

"While the Company is confident that the 'Asian Flu' will not affect its business, a worldwide economic slowdown could have some impact," commented Mr. M. K. Koo, Chairman.

UPDATE ON ACQUISITION PROGRAM
As previously announced an important element of the Company's strategy is to review acquisition prospects that would complement the Company's existing products and services, augment its market coverage and sales ability or enhance its technological capabilities. In its acquisition search in North America, Hong Kong, China and Japan, the Company has sought the assistance of a number of investment bankers and advisors.

"We are still aggressively seeking a North American acquisition to enable the Company to expand its product lines and add new customers," commented Mr. M. K. Koo, Chairman. "The Company is also considering acquisitions in Hong Kong, China and Japan but is proceeding with patience and caution due to the pressure on these currencies. Japan's currency decline relative to the U.S. dollar has been small compared to other Asian currencies. Hong Kong and China's currencies have not devalued. The Governments in Hong Kong and China strongly emphasize that their currencies will not be devalued within this year. The Company, however, is concerned that the currency turmoil may not yet have stabilized. Any devaluations in the currencies of Hong Kong, China or Japan would reduce the cost of an acquisition in these countries. Being patient, could result in cost savings for an acquisition and may comfortably allow Nam Tai to consider acquisitions which were previously beyond its financial means."

FOURTH QUARTER AND YEAR END 1997 FINANCIAL RESULTS
To provide shareholders and investors with earlier disclosure of fourth quarter results, the Company will release an unaudited preliminary announcement including approximate sales revenue and earnings per share for its fourth quarter ended December 31, 1997 by Tuesday, January 27, 1998. The Company will follow the preliminary announcement with finalized fourth quarter and audited year end 1997 results before the end of March 1998 upon filing its Annual Report on Form 20-F with the Securities and Exchange Commission.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause such a difference include, but are not necessarily limited to, those discussed in the companies reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1996.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -end-

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

    NAM TAI ELECTRONICS, INC.  ANNOUNCES PRELIMINARY
            UNAUDITED FOURTH QUARTER RESULTS

VANCOUVER, CANADA January 27, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF,) today announced that preliminary unaudited results for the fourth quarter ended December 31, 1997 indicate approximate net sales of $30 million, and expected diluted earnings per share for that period in the range of $0.75 to $0.90. This compares with unaudited results for the same period last year which showed net sales of $30.0 million and earnings per share of $0.38 before 1996 year end audit adjustments.

The earnings per share calculations for the fourth quarter ended December 31, 1997 take into account the significant change in the weighted average common shares outstanding and common stock equivalents from 7,963,808 in the fourth quarter of 1996 to 9,422,291 in the same period of 1997. The change resulted principally from the issuance of approximately 3,000,000 additional shares in the Company's Rights Offering which was completed around the end of November, 1997.

The Company cautions that the preliminary results are unaudited. The expected earnings per share range includes other income which is derived mostly from the sale of land in Hong Kong. The year end audit is in progress and adjustment issues must still be considered by the Company and its auditors. The Company anticipates that adjustments, if required, will not result in a material impact to its expected range of earnings per share growth for the fourth quarter of 1997.

The Company strengthened its financial position, ending the fourth quarter of 1997 with over $8.95 cash per share and approximately $13.00 of Book Value per share, based on the number of shares outstanding as of December 31, 1997. The Company, as of December 31, 1997, had a quick ratio in excess of 5:1, a current ratio in excess of 6:1, a total asset to total liability ratio exceeding 8:1, no long term debt, and, more than $100 million of cash, $95 million of which is in short term deposits in U.S. currency in North America. This includes the approximate net proceeds of $47,700,000 raised in the recently completed Rights Offering.

"We are very happy that our preliminary unaudited earnings per share range shows significant growth over the same period last year," commented Nam Tai's Chairman, Mr. Koo. "The Asian Flu has not caused a reduction in business and the Company still has significant earnings. Even with the increased number of shares as a result of the Rights Offering, expected earnings per share, including the other income, have grown substantially over the prior year's period. For 1998 the Company expects that the world wide economic turmoil will result in some pressure to reduce average unit prices which may lower net profit margins; however, at the moment the impact is expected to be minimal."

"With over $100 million in cash the Company believes that it is protected from the turmoil in the Asian economy and is in a strengthened position to pursue strategic investments and support internal growth," commented Mr. M.K. Koo. "The timing of the Asian crisis in conjunction with our financial strength increases the acquisition opportunities available to the Company. Nam Tai has the financial resources to buy when everyone else is selling, thus minimizing the impact of any economic slowdown."

Nam Tai follows standard U.S. practice and will issue the finalized 1997 fourth quarter with fully audited year end financial results. These results will be released before the end of March 1998 at the time of filing its Annual Report on Form 20-F with the Securities and Exchange Commission.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause such a difference include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1996.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -end-


The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333- 36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       For and on behalf of
                                       Nam Tai Electronics, Inc.


                                       ______________________
                                       M.K. Koo, Chairman

Date: February 9, 1998